UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

____________________

Commission File Number: 000-56491

ALR Technologies SG Ltd.

(Translation of registrant’s name into English)

9 Raffles Place #26-01 Republic Plaza
Singapore Singapore 048619

(Address of principal executive office)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

CONTENTS

On December 31, 2026, ALR Technologies SG Ltd. (the “Company”) modified certain share purchase warrants (the “Warrants”). Each Warrant is exercisable into one ordinary share of the Company (the “Shares”).

The Company has modified 4,910,001,500 Warrants held by Mr. Sidney Chan and Ms. Christine Kan to extend the expiry date of those Warrants from December 31, 2025, to December 31, 2026. The Warrants are exercisable at a price of $0.002 per share. Mr. Chan is the Chief Executive Officer and Chairman of the Board of Directors. Ms. Kan is a VP and member of the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2026

ALR Technologies SG Ltd.

By: /s/ Sidney Chan

Name: Sidney Chan

Title: CEO